Exhibit 99.4

COLLPLANT HOLDINGS LTD.

(the “Company”)

SHARE OWNERSHIP

AND OPTION PLAN (2010)

APPENDICES

1.	PREAMBLE

1.1.	Purpose; Eligibility. This plan, as amended from time to time, shall be known as the “CollPlant Holdings Ltd. Share Ownership and Option Plan (2010)” (the “Plan”). The purpose and intent of the Plan is to provide incentives to employees, directors and/or service providers including advisors of the Company and/or of subsidiaries and/or affiliated companies of the Company (each a “Related Company” and collectively, “Related Companies”) by providing them with the opportunity to purchase shares of the Company. In addition the Company may provide individual grantees who are employed by advisors or service providers and approved by the Board of Directors of the Company (the “Board”) the opportunity to purchase shares of the Company under the Plan.

1.2.	Types of Awards; Tax Regimes. The Plan is intended to enable the Company to grant options and issue shares under various and different tax regimes, including, without limitation: (i) pursuant and subject to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Income Tax Ordinance”) or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder (collectively, “Section 102”) and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Income Tax Ordinance; (iii) as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (“Incentive Stock Options” and the “Code”, respectively); (iv) as options to U.S. residents, which would not qualify as Incentive Stock Options (“Non-Qualified Stock Options”); (v) to grantees in jurisdictions other than Israel and the United States; and (vi) as restricted shares.

The Company, however, does not warrant that the Plan will be recognized by the income tax authorities in any jurisdiction or that future changes will not be made to the provisions of applicable laws, or rules or regulations which are promulgated from time to time thereunder, or that any exemption or benefit currently available, whether pursuant to Section 102 or otherwise, will not be abolished.

1.3.	Adjustments and Compliance with Tax Laws. The Board shall have the authority to make any requisite adjustments in the Plan and determine the relevant terms in any Agreement (as defined in Section 7 below) in order to comply with the requirements of any of the relevant tax regimes. Furthermore, should any provision of Section 102 be amended, such amendment shall be deemed included in the Plan with respect to options granted or shares issued in the context of Section 102. Where a conflict arises between any section of the Plan, the Agreement or their application, and the provisions of any relevant tax law, rule or regulation, whether relied upon for tax relief or otherwise, the Board at its sole discretion shall determine the necessary changes to be made to the Plan and its determination regarding this matter shall be final and binding.

1.4.	Grants as Public Company. The Plan contemplates the grant of option awards by the Company as a company whose shares are publicly-traded. The Company’s shares are registered for trading on the Tel-Aviv Stock Exchange Ltd. and may in the future be traded on other stock exchanges or on an electronic quotation system, whether in Israel or abroad. Therefore, the options and/or shares allotted in accordance with the Plan may be made conditional to any requirement or instruction of the stock exchange authorities or of any other relevant authority acting pursuant to applicable law as shall exist from time to time. In such case, by means of a Board resolution, the Plan and the Agreements prepared pursuant hereto, may be amended as necessary to meet such requirements. In the event of a contradiction between any such amendment and the Plan’s provisions, the amendment shall prevail.

2.	ADMINISTRATION OF THE PLAN

2.1.	The Plan shall be administered by the Board and/or by any committee of the Board so designated by the Board. Any subsequent references herein to the Board shall also mean any such committee if appointed and, unless the powers of the committee have been specifically limited by law or otherwise, such committee shall have all of the powers of the Board granted herein. Without derogating from the generality of the foregoing, the Board shall have the authority to designate grants made pursuant to Section 102 as either grants made through a trustee or not through a trustee and to determine (and from time to time, change, subject to Section 102) the tax route applicable to options granted through a trustee pursuant to Section 102 (e.g., the capital gains route or the employment income route) and to make any other elections with respect to the Plan pursuant to applicable law. Subject to Sections 4 and 15, the Board shall have plenary authority to determine the terms and conditions of all options (which need not be identical), including, without limitation, the purchase price of the shares covered by each option, the identity of those to whom, and the time or times at which, options shall be granted, the number of shares to be subject to each option, whether an option shall be granted pursuant to Section 102 or otherwise and when an option can be exercised and whether in whole or in installments. Subject to Section 15, the Board shall have plenary authority to construe and interpret the Plan, to prescribe, amend and rescind the rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. All determinations and decisions of the Board pursuant to the provisions of the Plan and all related orders and resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its shareholders, grantees and their estates and beneficiaries.

2.2.	Any directive or notice signed by a member of the Board shall constitute conclusive proof and authority for every act or decision of the Company.

2.3.	No director or officer of the Company shall be personally liable or obligated to any grantee as a result of any decision made and/or action taken with respect to the Plan or its execution.

3.	SHARES SUBJECT TO THE PLAN

The shares subject to the Plan shall be Ordinary Shares of the Company. The initial maximum number of shares that may be issued under the Plan is ___ Ordinary Shares of NIS 0.03 nominal value each, as such number of shares may be adjusted in accordance with Section 14. The Board may from time to time increase or decrease the maximum number of shares that may be issued under the Plan. Such shares may be in whole or in part, as the Board shall from time to time determine and subject to applicable law, authorized and unissued Ordinary Shares or issued and fully paid Ordinary Shares which shall have been purchased by the Company or the Trustee (as hereinafter defined) hereunder with funds provided by the Company, or otherwise as the Board shall determine. If any option granted under the Plan shall expire, terminate or be canceled for any reason without having been exercised in full, the shares subject to the expired, terminated or cancelled portion of such option shall again be available for the purposes of the Plan.

4.	OPTION EXERCISE PRICES

The consideration to be paid by a grantee for each share purchased by exercising an option (the “Option Exercise Price”) shall be as determined by the Board on the date of the option approval (the “Date of Grant”), but, in the case of an Incentive Stock Option, not less than 100% of the Fair Market Value (as defined in Section 9.5 below) of the underlying Ordinary Shares on the Date of Grant or such other amount as may be required pursuant to the Code, and provided that the Option Exercise Price shall not be less than the nominal value of the shares subject to the option.

No Incentive Stock Option shall be granted to a grantee who at the time of grant owns (or is considered to own within the meaning of Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of shares of the Company (or any parent or subsidiary of the Company), unless at the time the Option Exercise Price is at least 110% of the Fair Market Value of the underlying Ordinary Shares and the Incentive Stock Option by its terms is not exercisable after the expiration of five (5) years from the Date of Grant.

The Board may, at its discretion, grant the holder of an outstanding option, in exchange for the surrender and cancellation of such option, a new option having an Option Exercise Price lower than provided in the option so surrendered and canceled, and containing such other terms and conditions as the Board may prescribe in accordance with the provisions of this Plan, provided that such new Option Exercise Price shall not be less than the nominal value of the shares subject to the new option.

5.	EXCLUSIVITY OF THE PLAN

Unless otherwise determined by the Board in any particular instance as part of the Agreement, each grantee hereunder will be required to declare and agree that all prior agreements, arrangements and/or understandings with respect to shares of the Company or options to purchase shares of the Company which have not actually been issued or granted prior to execution of the Agreement shall be null and void and that only the provisions of the Plan and/or the Agreement shall apply.

Notwithstanding the above, the adoption of this Plan, by itself, shall not be construed as amending, modifying or rescinding any incentive arrangement previously approved by the Board or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of options otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

6.	GRANT OF THE OPTIONS AND ISSUANCE OF THE SHARES TO THE TRUSTEE

6.1.	The Board shall appoint a trustee for the purposes of this Plan, which trustee shall be approved, with respect to grants designated as grants made through a trustee pursuant to Section 102, in accordance with Section 102 (the “Trustee”). The Trustee shall have all the powers provided by law, Section 102 and the Plan and shall act pursuant to the provisions thereof, as they shall apply from time to time. The Company shall pay the Trustee a fee as shall be agreed between the Trustee and the Company.

6.2.	Unless otherwise determined by the Board, all option awards shall be issued by the Company in the name of the Trustee and the share certificates representing any shares issued pursuant to options exercised hereunder, and any and all other or additional rights or shares deriving from or issued in connection therewith, if any, such as, but not limited to, bonus shares (share dividends) (“Additional Rights”), shall be issued by the Company in the name of the Trustee in trust for the designated grantee and shall be deposited with the Trustee, held by him and registered in his name in the register of members of the Company for such period as determined by the Board but, in the case of grants designated as grants made through a trustee pursuant to Section 102, not less than the period required, or approved, with respect thereto pursuant to Section 102, as shall be in effect from time to time (the “Lock-Up Period”).

Furthermore, and without derogating from the aforesaid or any other provision hereof, with respect to options granted or shares issued which were designated as made through a trustee pursuant to Section 102: (i) they may not be sold until the end of the Lock-Up Period, unless otherwise allowed or determined by the Israeli tax authorities; and (ii) all Additional Rights will be subject to the same tax route applicable to the original option and/or shares.

6.3.	Without derogating from the provisions of Sections 6.2 above or 6.7 below, and unless otherwise determined by the Board generally or in any particular instance, the shares issued with respect to any options granted hereunder and all Additional Rights, if any, will be held by the Trustee and registered in his name. Since the Company is listed for trade in the Tel-Aviv Stock Exchange Ltd., the grantee may request the registration of the options in his/her name and transfer to him/her subject to the provisions of Section 102, applicable laws and the Plan all as shall be in effect from time to time (e.g., payment of taxes, etc.). Notwithstanding the above, options granted and designated as grants made through a trustee pursuant to Section 102 will be held by the Trustee and registered in his name in trust for the designated grantee, for not less than the Lock-Up Period.

6.4.	Options granted hereunder shall not confer upon the holder thereof any of the rights of a shareholder of the Company with respect to the shares subject to such options until such shares are issued and registered in the name of the holder upon the exercise of the options.

6.5.	For as long as any shares are held by the Trustee or registered in his name or for as long as the certificates representing any shares are held by the Trustee, the Trustee alone shall be entitled to receive every notice to which a shareholder is entitled, or to demand any information, and any financial and/or other report to which a shareholder is entitled from the Company, and only he or whomever he shall designate pursuant to the Proxy and Power of Attorney referred to and as defined in Section 10.2 below (the “Attorney”), shall be entitled to exercise every other right of the shareholders vis-a-vis the Company including the right to participate in and to vote at all shareholders’ meetings. No grantee shall be entitled to exercise any of these rights as shareholder nor make any demand or request of the Trustee and/or of the Attorney in this regard.

6.6.	Shares registered in the Trustee’s name shall be represented at meetings of shareholders of the Company and shall be voted by the Trustee or the Attorney.

6.7.	Nothing in the aforegoing provisions shall derogate from the power of the Board to grant options or to allot shares to the Trustee otherwise than under the provisions of Section 102, or to allot shares or grant options to grantees directly otherwise than through the Trustee or on terms which differ from those specified above, or to approve the transfer of shares from the Trustee to the name of any grantee(s) upon such conditions as shall be determined by the Board.

7.	OPTION OR SHARE PURCHASE AGREEMENT; TERMINATION OF EMPLOYMENT

Unless otherwise determined by the Board, every grantee shall be required to sign an option or share purchase agreement or other document as shall be determined by the Board, in the form approved by the Board (the “Agreement”).

The Agreement shall specify the type of option award granted and whether it constitutes an option pursuant to Section 102, and if so, under which regime, an option pursuant to Section 3(i) of the Income Tax Ordinance, an Incentive Stock Option, a Non-Qualified Stock Option or otherwise. The Agreement need not be identical with respect to each grantee. The following terms, however, shall apply to all options, and, mutatis mutandis, shares, unless expressly otherwise decided in respect of a particular option:

7.1.	Unless otherwise determined by the Board or in the Agreement, the Option Exercise Price shall be paid by the grantee to the Company no later than the date of exercise of the option in such manner as the Company may prescribe.

7.2.	The grantee shall have no right of first refusal to purchase shares of the Company which may be offered for sale by shareholders of the Company, and shall have no pre-emptive rights to purchase shares which are being allotted or shall in the future be allotted by the Company, to the extent any such rights otherwise exist.

7.3.	The option and/or the right to the option and/or the shares are personal and except insofar as is specified in this Plan, and, where applicable, subject to Section 102, may not be transferred, assigned, pledged, withheld, attached or otherwise charged either voluntarily or pursuant to any law, except by way of transfer pursuant to the laws of inheritance, and no power of attorney or deed of transfer, whether the same has immediate effect or shall take effect on a future date, shall be given with respect thereto. During the lifetime of the grantee, the option may only be exercised by the designated grantee or, if granted to the Trustee, by the Trustee on behalf of the designated grantee. A note as to the provisions of this sub-section or a legend may appear on any document which grants the option and in particular in the Agreement, and also on any share certificate.

7.4.	The right to exercise the option is granted to the Trustee on behalf of the grantee. Vesting shall be in installments, gradually over a period of 4 (four) years from the Date of Grant of the option or such other period or periods as determined by the Board. Unless otherwise determined, at the conclusion of each period for the exercise of the option as determined in the Agreement (“Vesting Periods”), the option may, from time to time, be exercised in relation to part or all the shares allocated for that period, in such manner that at the end of 1 (one) year from the granting of the option, the Trustee shall, in the absence of a contrary determination in the Agreement, be entitled to exercise on behalf of the grantee and at his or her request, up to 25% (twenty five percent) of the shares subject to the option and thereafter 1/16 of the options quarterly over 3 years.

In addition, during each of the Vesting Periods, the option may be exercised in relation to all or part of the shares allocated for any previous Vesting Period in which the option was not fully exercised, provided, subject to the provisions of Section 7.6 hereof, that at the time of the exercise of the option the grantee has continued to be employed by or to serve as a director of or provide services to, the Company or a Related Company on a continual basis from the Date of Grant thereof until the date of their exercise. After the end of the Vesting Periods and during the balance of the option period, the option may be exercised, from time to time, in relation to all or part of the shares which have not at that time been exercised and which remain subject to the option, subject to the provisions of Section 7.6 hereof and to any condition in the Agreement, if such exists, which provides a minimum number of shares with respect to which the option may be exercised and any provision which determines the number of times that the Trustee may send the Company notice of exercise on behalf of the grantee in respect of the option. The Board shall be entitled at any time to shorten the vesting schedule or any Vesting Period.

7.5.	The Board may determine at its sole discretion, that any grantee shall be entitled to receive the options or the shares, through the Trustee, pursuant to the provisions of this Plan or, subject to the provisions of Section 102 as relevant, directly in the name of the grantee, immediately upon execution of the Agreement or on such other date or dates as the Company has undertaken towards such grantee. In the event that a grantee is exempt from the Vesting Periods (pursuant to the provisions of Section 7.4), the Board shall be entitled to determine that where the grantee does not comply with the conditions determined by the Board or ceases to be an employee, director or service provider of the Company or a Related Company, the Trustee, the Company or a Related Company shall have the right to repurchase the shares from the grantee for nominal or any other consideration paid by the grantee or as otherwise determined by the Board at the time of grant. The Board may set additional conditions to this right of repurchase, including the provision of appropriate arrangements for the monies which shall be available to the Trustee or a Related Company or others for the purpose of the repurchase and may set conditions with respect to the voting rights of the grantee, rights of first refusal or pre-emptive rights to purchase shares in the Company, to the extent such rights exist, the grantees right to receive reports or information from the Company, and the grantee’s right to a dividend in respect of shares which are subject to a right of reacquisition as aforesaid. For as long as the aforegoing conditions of the Board (including a minimum period of employment or engagement as a condition for the lapse of the right to reacquisition) have not been complied with, the grantee shall not be entitled to sell or charge or transfer in any other manner the shares which are subject to the right of reacquisition. As security for the compliance with this undertaking, the share certificate will be deposited with the Trustee who will release the same to the grantee only after the grantee becomes entitled to the shares and the same are not subject to any other restrictive condition.

7.6.	Termination of Engagement

7.6.1	If a grantee ceases to be an employee, director or service provider (or, if relevant, an employee of a service provider) of the Company or a Related Company, other than: (i) by reason of death, disability (as determined by the Board in its absolute discretion) or retirement as provided in Section 7.6.3 below; or (ii) for Cause (as defined below) (at which time the option shall terminate immediately upon the earlier of such cessation or notice of cessation); the option shall remain exercisable for a period of ninety (90) days following the earlier of such cessation or notice of cessation (but only to the extent exercisable at termination of employment, the director or service-provider relationship and not beyond the scheduled expiration date) (unless the Agreement provides otherwise).

The term “Cause” shall mean, for the purposes hereof: (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) embezzlement of funds of the Company or its affiliates; (iii) any breach of the grantee’s fiduciary duties or material breach of duties of care of the Company, including without limitation disclosure of confidential information of the Company; or (iv) any conduct (other than conduct in good faith) reasonably determined by the Board of Directors to be materially detrimental to the Company.

7.6.2	If the employment or the director or service-provider relationship of a grantee is terminated by reason of death, disability (as determined by the Board in its absolute discretion) or retirement after age 60 with the approval of the Board, the option shall remain exercisable for a period of twelve (12) months following such termination (but only to the extent exercisable at termination of employment, the director or service-provider relationship and not beyond the scheduled expiration date).

7.6.3	The Board may determine whether any given leave of absence constitutes a termination of employment, the director or service-provider relationship. Options awarded under this Plan shall not be affected by any change of employment, the director or service-provider relationship so long as the grantee continues to be an employee, director or service-provider, as applicable, of the Company or a Related Company.

7.6.4	Notwithstanding the foregoing, the Board may at its absolute discretion, extend the period of exercise of the option by a grantee or grantees for such time as it shall determine either with or without conditions.

8.	ASSUMPTION OF AN OPTION; LIQUIDATION

In the event of: (i) a sale of all or substantially all of the assets of the Company; or (ii) a consolidation or merger of the Company in which the Company is not the ongoing or surviving corporation, then, and unless in each case: (i) the applicable Agreement provides otherwise; or (ii) the Board determines otherwise, the Company shall be entitled to determine that all of the outstanding unexercised options held by or for the benefit of any grantee shall be assumed or substituted for an appropriate number of options of the successor company, provided that the aggregate amount of the exercise price for such options shall be equal to the aggregate amount of the exercise price of the Company’s unexercised options held by each grantee at such time.

8a.	ACCELRATION OF AN OPTION

8a.1	In the occurrence of an M&A Transaction (as defined below), and notwithstanding the provisions of section 8 above, the unvested portion of the options shall become fully vested.

“M&A Transaction” shall mean a “merger” as such term or term of similar nature is defined in the Israeli Companies Law of 1999, as well as (i) a sale of 50% or more of the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if more than 50% of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries; or (ii) a sale of all or more than 50% of the shares of the share capital of the Company whether by a single transaction or a series of related transactions which occur either over a period of 12 months or within the scope of the same acquisition agreement; (iii) an issuance of shares of the Company, whether by a single transaction or a series of related transactions which occur either over a period of 12 months or within the scope of the same acquisition agreement, that results in the offeree holding more than 50% of the share capital of the Company; or (iv) a merger, consolidation or like transaction of the Company with or into another corporation including a reverse triangular merger, but excluding a merger which falls within the definition of Reorganization (as defined below).

“Reorganization” shall mean any re-domestication of the Company, share flip, creation of a holding Company for the Company which will hold all, or 50% or more, of the shares of the Company or any other transaction involving the Company in which the ordinary shares of the Company outstanding immediately prior to such transaction continue to represent, or are converted into or exchanged for shares that represent, immediately following such transaction, at least a majority, by voting power, of the share capital of the surviving, acquiring or resulting corporation and in which there is no material change to the interests held by the shareholders of the Company prior to such transaction and thereafter.

8a.2	The Board may also determine that in the occurrence of a Fund Raising Transaction (as defined below), that all of the outstanding and unexercised options held by or for the benefit of any grantee shall become fully vested. Such determination shall be specifically determined in the grantee’s letter of grant.

“Fund Raising Transaction “ – the raise by the Company of at least $10 million by way of public offerings and/or private placements of equity securities by one transaction or more, except in the event of issuance of equity securities in connection with the grant in exchange for services or as part of a commercial transaction.

9.	TERM OF OPTIONS; EXERCISE

9.1.	The term of each option shall be for such period as the Board shall determine, but not more than 10 (ten) years from the Date of Grant thereof or such shorter period as is prescribed in Section 7.6 or 8.3 hereof or, with respect to Incentive Stock Options, as prescribed in Section 4 above.

9.2.	A grantee who desires that the Trustee exercise an option granted to the Trustee on his or her behalf shall so instruct the Trustee in writing in the form annexed hereto as Appendix A or in such other form as shall be approved by the Board from time to time. The notice shall be accompanied by, or specify the arrangements for, payment of the full Option Exercise Price of such shares as provided in the Agreement. The Company may require, as a condition to the exercise of an option, that the grantee pay or otherwise make arrangements to the Company’s satisfaction, for the payment of the tax and other obligatory payments applicable to him or her (including all sums payable arising out of or in connection with the Company’s obligation to deduct tax and other obligatory payments at source) pursuant to applicable law and the provisions of the Plan. The Company may also require that the grantee provide or make such representations and agreements as to grantee’s investment intent and such other matters as the Company may deem necessary, advisable or appropriate at such time. Upon receipt of all the requisite documents, approvals and payments from the grantee, including sufficient proof of payment or other arrangement with respect to the payment of any applicable taxes in form satisfactory to the Company and the Trustee, the Trustee shall deliver a notice to the Company in the form annexed hereto as Appendix B or in such other form as shall be approved by the Board from time to time, whereupon the Company shall allot the shares in the name of the Trustee.

9.3.	A grantee who desires to exercise an option granted directly to him or her (and not through the Trustee) shall so notify the Company in writing in such form as shall be prescribed by the Board from time to time. As a condition for the exercise of the option, the grantee shall pay or otherwise make arrangements, to the Company’s satisfaction, for the payment of the tax and other obligatory payments applicable to him or her (including all sums payable by the Company arising out of its obligation to deduct tax and other obligatory payments at source) pursuant to applicable law and the provisions of the Plan. Upon receipt of all the requisite documents, approvals and payments from the grantee, including sufficient proof of payment or other arrangement with respect to the payment of any applicable taxes in form satisfactory to the Company, the Company shall allot the shares in the name of the grantee.

9.4.	Without limiting the foregoing, the Board may, with the consent of the grantee, from time to time cancel all or any portion of any option then subject to exercise, and the Company’s obligation in respect of such option may be discharged by: (i) payment to the grantee or to the Trustee on behalf of the grantee of an amount in cash equal to the excess, if any, of the Fair Market Value (as defined below) of the relevant shares at the date of such cancellation subject to the portion of the option so canceled over the aggregate Option Exercise Price of such shares; (ii) the issuance or transfer to the grantee or to the Trustee on behalf of the grantee of shares of the Company with a Fair Market Value at the date of such transfer equal to any such excess; or (iii) a combination of cash and shares with a combined value equal to any such excess, all as determined by the Board in its sole discretion.

For purposes hereof, the “Fair Market Value” of the Ordinary Shares shall mean, as of any date, the average reported sale price of the Ordinary Share during the last 30 trading days prior to that date, of the Ordinary Shares of the Company on the principal securities exchange on which such shares are then traded; provided, however, that if such shares are not publicly traded for 30 days prior to the date as of which Fair Market Value is to be determined, “Fair Market Value” of the Ordinary Shares shall mean the value as determined in good faith by the Board.

10.	ADDITIONAL DOCUMENTS

10.1.	The grantee shall provide, any certificate, declaration or other document which the Company or the Trustee shall consider to be necessary or desirable whether pursuant to any law, whether local or foreign, or otherwise, including any undertaking on the part of the grantee not to sell his or her shares during any period which shall be required by an underwriter or investment bank or advisor of the Company for the purpose of any share issue, whether private or public (including lock-up and/or market stand-off arrangements and undertakings), and including any certificate or agreement which the Company shall require, if any, from the grantees as members of a class of shareholders, or any certificate, declaration or other document the obtaining of which shall be deemed by the Board or the Trustee to be appropriate or necessary for the purpose of raising capital for the Company, of merging the Company with or into another company (whether the Company is the surviving entity or not), or of reorganization of the Company, including, in the event of a consolidation or merger of the Company or any sale, lease, exchange or other transfer of all or substantially all of the assets or shares of the Company, for the sale or exchange, as the case may be, of any shares the grantee (or the Trustee on his or her behalf) may have purchased hereunder all as shall be deemed necessary or desirable by the Board or the Trustee.

As long as the shares and/or the options are registered in the Trustee’s name, the same shall be authorized to sign the grantee’s name and on his/her behalf on any of the aforesaid documentation. In the event that the options or shares have been transferred into the name of the grantee, and he/she has refused to confirm any document required by the Company as aforesaid by placing his/her signature thereon, the Trustee shall be entitled, at the request of the Company, to sign any document in the name of the grantee and on his/her behalf.

10.2.	In order to guarantee the aforesaid, and because the rights of the Company and the other shareholders are dependent thereon, the grantee shall, upon signing the Agreement and as a condition to the grant of any options hereunder, execute the Proxy and Power of Attorney attached hereto as Appendix C, or in such other form as shall be approved by the Board from time to time (the “Proxy and Power of Attorney”), irrevocably empowering the Trustee and/or the Attorney, to sign any document and take any action in his or her name as aforesaid, and the grantee shall have no complaint or claim against the Trustee and/or the Attorney in respect of any such signature or action, or in respect of any determination of the Trustee pursuant hereto, including pursuant to Section 6.6 or 10.1 above. The grantee will authenticate his or her signature in the presence of a notary if he or she shall be asked to do so by the Company, in order to give full validity to the Proxy and Power of Attorney.

11.	TAXATION

11.1.	General

The grantee shall be liable for all taxes, duties, fines and other payments which may be imposed by the tax authorities (whether in Israel or abroad) and for every obligatory payment of whatever source (including, but not limited to, social security, health tax, etc., as may be applicable) in respect of the options, the shares (including, without limitation, upon the grant of the options, the exercise of the options, the issuance of the shares, the sale of the shares or the registration of the shares in the grantee’s name) or dividends or any other benefit in respect thereof and/or for all charges which shall accrue to the grantee, the Company, any Related Company and/or to the Trustee in connection with the Plan, the options and/or the shares, or any act or omission by the grantee or the Company in connection therewith or pursuant to any determination by the applicable tax or other authorities, including, without limitation, any such payments required to be made by the Company as the result of any sale by the grantee of shares which were designated as made through a trustee pursuant to Section 102 prior to the end of the Lock-Up Period. Notwithstanding the foregoing, if the Company elects the “employment income” route for options granted through a trustee pursuant to Section 102, the Company or the Related Company, as applicable, shall pay, at its expense, any social security payments payable by the employer with respect to options so granted to the extent required as a result of such choice.

11.2.	Deduction at Source

The Company (including any Related Company) and/or the Trustee shall have the right to withhold or to require the grantee to pay an amount in cash or to retain or sell without notice Ordinary Shares in value sufficient to cover any tax or obligatory payment required by any governmental or administrative authority to be withheld or otherwise deducted and paid with respect to the options or the Ordinary Shares subject thereto (including, without limitation, upon their grant, exercise, issuance or sale or the registration of the Ordinary Shares in the grantee’s name) or with respect to dividends or any other benefits in respect thereof (“Withholding Tax”), and to make payment (or to reimburse itself or himself for payment made) to the appropriate tax or other authority of an amount in cash equal to the amount of such Withholding Tax. Notwithstanding the foregoing, the grantee shall be entitled to satisfy the obligation to pay any Withholding Tax, in whole or in part, by providing the Company and/or the Trustee with funds sufficient to enable the Company and/or the Trustee to pay such Withholding Tax.

11.3.	Certificate of Authorization of Assessing Officer

The Company (including any Related Company) or the Trustee shall at any time be entitled to apply to the Assessing Officer, and in the case of a grantee abroad, to any foreign tax authority, and to any other governmental or administrative authority for receipt of their certificate of authorization as to the amount of tax or other obligatory payments which the Company or any Related Company or the grantee or the Trustee is to pay to the tax or other authorities resulting from granting the options or allotting the shares, or regarding any other question with respect to the application of the Plan.

11.4.	Security for Payment of Taxes

Without derogating from the above, the Company (including any Related Company) and/or the Trustee shall have the right to require that any grantee provide guarantees or other security to the Company’s satisfaction to guarantee the payment of any taxes or other obligatory payments which may be payable as a result of or in connection with the grant of an option, the exercise thereof, the issuance, sale or transfer of any shares and/or the registration of any options or shares in the grantee’s name (including any sum payable arising out of or in connection with the Company’s obligations to deduct tax and other obligatory payments at source); and, with respect to options granted pursuant to Section 102 which were not designated as made through a trustee, if the grantee’s employment with the Company or any Related Company is terminated for any reason, the grantee will be obligated to provide the Company with a guarantee or other security to its satisfaction and at its discretion, to cover any tax obligations which may arise thereafter in connection with the disposition of the shares.

12.	DIVIDENDS

The Ordinary Shares issued as a result of the exercise of the options shall participate equally with the Company’s other Ordinary Shares in every cash dividend which shall be declared and distributed subject to the following provisions:

12.1.	A cash dividend shall be distributed only to persons registered in the register of members as shareholders on the record date fixed for the distribution of the dividend.

12.2.	A dividend with regard to shares which are registered in the name of the Trustee shall be paid to the Trustee, subject to any lawful deduction of tax, whether such rate is at the usual rate applicable to a dividend or at a higher rate. The Trustee shall transfer the dividend to the grantees in accordance with instructions that he shall receive from the Company. Alternatively, the Company shall be entitled to pay the dividend directly to the grantee subject to the deduction of the applicable tax.

12.3.	Without derogating from the provisions of Sections 11.2 and 12.2 hereof, the Company or the Trustee shall be entitled to set off and deduct at source from any dividend any sum that the grantee owes to the Company (including any Related Company) or the Trustee, whether under the Plan or otherwise, and/or any sum that the grantee owes to the tax or other authorities.

Notwithstanding the above, if at any time following the grant of options to the grantee, or to the Trustee on behalf of the grantee, the Company shall distribute a cash dividend to its shareholders, then upon record date fixed for the purpose of such distribution, the Option Exercise Price of each unexercised or unvested option at such time shall be reduced by an amount equal to the total cash dividend amount paid for each Company’s share (i.e., prior to any Withholding Tax required for such distribution).

13.	RIGHTS AND/OR BENEFITS ARISING OUT OF THE EMPLOYEE/ EMPLOYER RELATIONSHIP AND THE ABSENCE OF AN OBLIGATION TO EMPLOY

13.1.	No income or gain which shall be credited to or which purports to be credited to the grantee as a result of the Plan, shall in any manner be taken into account in the calculation of the basis of the grantee’s entitlements from the Company or any Related Company or in the calculation of any social welfare right or other rights or benefits arising out of the employee/employer relationship. If, pursuant to any law, the Company or any Related Company, shall be obliged for the purposes of calculation of the said items to take into account income or gain actually or theoretically credited to the grantee, the grantee shall indemnify the Company or any Related Company, against any expense caused to it in this regard.

13.2.	Nothing in the Plan shall be interpreted as binding the Company or any Related Company to employ the grantee and nothing in the Plan or any option granted pursuant thereto shall confer upon any grantee any right to continue in the employment or the director or service-provider relationship of the Company or any Related Company or restrict the right of the Company or any Related Company to terminate such employment or the director or service-provider relationship at any time. The grantee shall have no claim whatsoever against the Company or any Related Company as a result of the termination of his or her employment or the director or service-provider relationship, including, without limitation, any claim that such termination causes any options to expire and/or prevents the grantee from exercising the options and/or from receiving or retaining any shares pursuant to any agreement between him or her and the Company, or results in any loss due to an imposition, or earlier than anticipated imposition, of tax or other liability pursuant to applicable law.

14.	ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

Notwithstanding any other provisions of the Plan, the Board shall take such actions, if any, as it deems appropriate for the adjustment of the number and class of shares subject to each unexercised or unvested option, and in the option prices in the case of, changes in the outstanding share capital of the Company by reason of any share dividend (bonus shares), stocksplit, recapitalization, combination, exchange of shares, merger, consolidation, liquidation, split-up, split-off, spin-off or other similar occurrences or changes in capitalization. In the event of any such event, the Board may make any adjustments it deems appropriate, including in the aggregate number and class of shares available under the Plan, and the Board’s determination in this regard shall be conclusive.

Provided however, that in the event that following the grant of options to the grantee, or to the Trustee on behalf of the grantee, the Company shall offer securities to its shareholders by way of a rights offering, then upon the record date of such offering, the Option Exercise Price of each unexercised or unvested option shall be reduced by an amount equal to the difference between the price per share applicable on the distribution date and the actual price of securities issued under the rights offering prospectus.

15.	TERM, TERMINATION AND AMENDMENT

Unless the Plan shall theretofore have been terminated as hereinafter provided, the Plan shall terminate on, and no option shall be granted after, the twentieth~~tenth~~ anniversary of the date the Plan was~~is~~ first adopted by the Board. The Board may at any time terminate, modify or amend the Plan in such respects as it shall deem advisable. Options granted prior to termination of the Plan may, subject to the terms of the Plan and any Agreement, be exercised thereafter. Without the consent of the grantee to whom any option shall theretofore be granted, any amendment or modification of the Plan may not adversely affect the rights of such grantee under such option.

16.	EFFECTIVENESS OF THE PLAN; APPROVALS

The Plan shall become effective as of the date determined by the Board. Notwithstanding the foregoing and Sections 3 and 15 above, in the event that approval of the Plan or any modification or amendment thereto by the shareholders of the Company is required under applicable law or pursuant to applicable stock exchange rules or regulations, such approval shall, to the extent possible, be obtained within the time required under the applicable law, rule or regulation. If such shareholder approval is required in connection with the application of specified tax treatments, the Company shall make reasonable efforts to obtain such approval within the required time.

17.	RELEASE OF THE TRUSTEE AND THE ATTORNEY FROM LIABILITY

In no event shall the Trustee or the Attorney be liable to any grantee under the Plan, or to a purchaser of shares from any grantee with respect to any act which has been or will be carried out in relation to the Plan, its execution and any matter connected thereto or arising therefrom. The grantee will be required to covenant, upon signing the Agreement that he or she will not make any claim against the Trustee or the Attorney in any manner whatsoever and on any ground whatsoever and that he or she will expressly agree that if the Trustee or the Attorney are sued by them, then the Trustee or the Attorney shall be entitled by virtue of this Section alone to apply to the court for dismissal of the action against them with costs.

18.	GOVERNING LAW

The Plan and all instruments issued thereunder, shall be governed by and construed in accordance with the laws of the State of Israel, subject to the provisions of the Code with respect to Incentive Stock Options and, in the event of any ambiguity or conflict, the provisions hereof shall be so construed and applied as to give effect to the intention that any Incentive Stock Option granted will qualify as such under Section 422 of the Code.

COLLPLANT HOLDINGS LTD.

Appendix A

to CollPlant Holdings Ltd.’s Share Ownership

and Option Plan (2010)

(Section 9.2)

NOTICE OF EXERCISE

Date: ______________

The Trustee under the CollPlant Holdings Ltd.

Share Ownership and Option Plan (the “Plan”)

Dear Sirs,

Re: Notice of Exercise

I hereby wish to inform you that it is my desire that of the Option which was granted to you on ________ to acquire ______ (________) Ordinary Shares of CollPlant Holdings Ltd. (the “Company”) on my behalf, you exercise and acquire on my behalf ______ (________) of the Ordinary Shares subject to the said Option at a price of NIS ____ per share, all in accordance with the Plan.

Attached to this Notice is a check in the amount of NIS ________ (NIS ________) as payment for the abovementioned shares.

I am aware that all the shares shall be allotted to you, registered in your name and that you shall hold all the share certificates representing such shares.

Likewise, I am aware of and agree to all the other provisions of the Plan and applicable law.

Yours sincerely,

Employee’s name

A-1

COLLPLANT HOLDINGS LTD.

Appendix B

to CollPlant Holdings Ltd.’s Share Ownership

and Option Plan (2010)

(Section 9.2)

NOTICE OF EXERCISE

Date: ______________

CollPlant Holdings Ltd.

Dear Sirs,

Re: Notice of Exercise

Please be advised that I hereby exercise ________ (________) of the Ordinary Shares subject to the Option which was granted to me on behalf of __________ on ________ to acquire ________ (________) Ordinary Shares of CollPlant Holdings Ltd., at a price of NIS ____ per share, all in accordance with the Plan.

Attached to this Notice is a check in the amount of NIS ________ (NIS ________) as payment for the abovementioned shares.

Yours sincerely,

The Trustee

B-1

COLLPLANT HOLDINGS LTD.

Appendix C

to CollPlant Holdings Ltd.’s Share Ownership

and Option Plan (2010)

(Section 10.2)

IRREVOCABLE PROXY AND POWER OF ATTORNEY

I, the undersigned, ________ , hereby appoint _____________ and/or __________ or whomever shall replace him as trustee pursuant to CollPlant Holdings Ltd.’s Share Ownership and Option Plan (2010) (the “Trustee” and the “Plan”, respectively) or whomever the Trustee shall designate (the Trustee and/or such designee shall be referred to hereafter as the “Attorney”) as my proxy to participate and vote (or abstain) for me and on my behalf as the Attorney at his sole discretion shall deem appropriate, on all matters and at all meetings of shareholders (whether ordinary, extraordinary or otherwise), of CollPlant Holdings Ltd. (the “Company”), on behalf of all the shares and/or options of the Company held by the Trustee on my behalf and hereby authorize and grant a power of attorney to the Attorney as follows:

I hereby authorize and grant power of attorney to the Attorney for as long as any shares and/or options which were allotted or granted on my behalf are held by the Trustee or registered in his name, or for as long as the certificates representing any shares are held by the Trustee, to exercise every right, power and authority with respect to the shares and/or options and to sign in my name and on my behalf any document (including any agreement, including a merger agreement of the Company or an agreement for the purchase or sale of assets or shares (including the shares of the Company held on my behalf) and any and all documentation accompanying any such agreements, such as, but not limited to, resolutions, decisions, requests, instruments, receipts and the like), and any affidavit or approval with respect to the shares and/or options or to the rights which they represent in the Company in as much as the Attorney shall deem it necessary or desirable to do so. In addition and without derogating from the generality of the foregoing, I hereby authorize and grant power of attorney to the Attorney to sign any document as aforesaid and any affidavit or approval (such as any waiver of rights of first refusal to acquire shares which are offered for sale by other shareholders of the Company and/or any waiver of any preemptive rights to acquire any shares being allotted by the Company, in as much as such rights shall exist pursuant to the Company’s Articles of Association as shall be in existence from time to time) and/or to make and execute any undertaking in my name and on my behalf if the Attorney shall, at his sole discretion, deem that the document, affidavit or approval is necessary or desirable for purposes of any placement of securities of the Company, whether private or public (including lock-up and/or market stand-off arrangements and undertakings), whether in Israel or abroad, for purposes of a merger of the Company with or into another entity, whether the Company is the surviving entity or not, for purposes of any reorganization or recapitalization of the Company or for purposes of any purchase or sale of assets or shares of the Company.

This Proxy and Power of Attorney shall be interpreted in the widest possible sense, in reliance upon the Plan and upon the goals and intentions thereof.

This Proxy and Power of Attorney shall be irrevocable until such time as the rights of the Company and the Company’s shareholders are dependent hereon. The revocation of this Proxy and Power of Attorney shall in no manner effect the validity of any document (as aforesaid), affidavit or approval which has been signed or given as aforesaid prior to the revocation hereof and in accordance herewith.

This Proxy and Power of Attorney shall also apply to all shares and/or options in other entities issued or granted to or on behalf of the undersigned and held by the Trustee in consideration or in exchange for, or by virtue of, any shares and/or options of the Company in connection with any consolidation, merger, spin-off or like transaction with respect to the Company, and the term “Company” when used herein shall include any other such entity.

IN WITNESS WHEREOF, I have executed this Proxy and Power of Attorney on the __ day of ________, ____.

Name:
I.D. Number:

CONFIRMATION

I, the undersigned, ________, hereby confirm the signature of ________ which appears above.

C-1